Exhibit 99.2

REGISTRATION RIGHTS AGREEMENT

This Registration Rights Agreement (the “Agreement”) is made and entered into as of May 22, 2020 (the “Closing Date”) by and between FirstService Corporation, a corporation existing under the laws of Ontario, Canada (the “Company”), and Durable Capital Master Fund LP, a limited partnership organized under the laws of the Cayman Islands (the “Purchaser”). Capitalized terms used herein have the respective meanings ascribed thereto in the Purchase Agreement (as defined below) unless otherwise defined herein.

The parties hereby agree as follows:

1. Certain Definitions.

As used in this Agreement, the following terms shall have the following meanings:

“Commission” means the U.S. Securities and Exchange Commission.

“Effectiveness Period” has the meaning set forth in Section 3(a) hereof.

“Holder(s)” means the Purchaser and any affiliate or permitted transferee of the Purchaser who is a subsequent holder of any Registrable Securities.

“MJDS” means the Multijurisdictional Disclosure System of the United States and Canada.

“OSC” means the Ontario Securities Commission.

“Prospectus” means (a) any prospectus (preliminary or final) included in any Registration Statement, as amended or supplemented by any prospectus supplement (including by any Prospectus Supplement), with respect to the terms of the offering of any portion of the Registrable Securities covered by such Registration Statement and by all other amendments and supplements to the prospectus, including post-effective amendments and all material incorporated by reference in such prospectus, and (b) any “issuer free writing prospectus” as defined in Rule 433 under the Securities Act.

“Prospectus Supplement” means a Prospectus as supplemented with the information regarding the Holders and the Registrable Securities, as contemplated in Section 2(a) hereof.

“Purchase Agreement” means that certain Stock Purchase Agreement by and between the Company and the Purchaser, dated as of May 22, 2020.

“Register,” “registered” and “registration” refer to a registration made by preparing and filing a Registration Statement or similar document in compliance with the Securities Act, and the declaration or ordering of effectiveness of such Registration Statement or document.

“Registrable Securities” means (a) the Purchased Shares and (b) any other securities issued or issuable with respect to or in exchange for the Purchased Shares, whether by merger, charter amendment, or otherwise; provided that a security shall cease to be a Registrable Security upon (i) sale pursuant to a Registration Statement or Rule 144, or (ii) such security becoming eligible for sale by a Holder pursuant to Rule 144 without the requirement for the Company to be in compliance with the current public information requirement under Rule 144(c).

“Registration Statement” means any registration statement (which may be a Shelf Registration Statement) of the Company filed under the Securities Act that would permit the resale of any of the Registrable Securities pursuant to the provisions of this Agreement, amendments and supplements to such Registration Statement, including post-effective amendments, all exhibits and all material incorporated by reference in such Registration Statement.

“Required Holders” means the Holders beneficially owning a majority of the then Registrable Securities.

“Shelf Registration Statement” means any Registration Statement that includes a base shelf prospectus that contemplates offers and sales of the Company’s securities on a continuous or delayed basis in accordance with applicable U.S. and Canadian rules and regulations for shelf offerings.

2. Registration.

(a) On or before the 90th day after the Closing Date (the “Filing Deadline”), the Company shall prepare and file with the Commission a Registration Statement on Form F-3 or Form F-10 (or, if Form F-3 or Form F-10 is not then available to the Company, on such form of registration statement as is then available to effect a registration for resale of the Registrable Securities) (the “Initial Registration Statement”), that would permit the resale of the Registrable Securities, it being understood that if such Initial Registration Statement is a Shelf Registration Statement, the Prospectus contained therein need not name the Holders nor otherwise identify the Registrable Securities if such Prospectus is supplemented with such information by the filing of a prospectus supplement thereto (a “Prospectus Supplement”) following the effectiveness of such Registration Statement. Subject to any Commission or OSC comments, such Initial Registration Statement (or, in the case of a Shelf Registration Statement, the applicable Prospectus Supplement) shall include a plan of distribution in substantially the form attached hereto as Exhibit A; provided, however, that no Holder shall be named as an “underwriter” in the Initial Registration Statement or in a Prospectus Supplement without the Holder’s prior written consent or if required by the Commission or the OSC. Such Initial Registration Statement and, if applicable, Prospectus Supplement, also shall cover, to the extent allowable under the Securities Act and the rules promulgated thereunder (including Rule 416), such indeterminate number of additional Common Shares resulting from stock splits, stock dividends or similar transactions with respect to the Registrable Securities. Such Initial Registration Statement and, if applicable, Prospectus Supplement, shall not include any Common Shares or other securities of the Company for the account of any other person without the prior written consent of the Required Holders (but the Initial Registration Statement may include a primary registration by the Company). The Initial Registration Statement (and each amendment or supplement thereto, and each request for acceleration of effectiveness thereof), and any Prospectus Supplement, shall be provided by the Company to the Holders in accordance with Section 3(c) prior to its filing or other submission.

(b) The Company will pay all expenses associated with effecting the registration of the Registrable Securities, including filing and printing fees, the Company’s counsel and accounting fees and expenses, costs associated with clearing the Registrable Securities for sale under applicable state securities laws, listing fees and the Holders’ other reasonable expenses in connection with the registration, but excluding discounts, commissions, fees of underwriters, selling brokers, dealer managers or similar securities industry professionals with respect to the Registrable Securities being sold and excluding the fees and disbursements of counsel to any Holder.

(c) The Company shall use commercially reasonable efforts to have any Registration Statement declared effective (and, in the case of a Shelf Registration Statement, to file the applicable Prospectus Supplement following such effectiveness) as soon as practicable, and in no event later than the earlier of (A) one hundred twenty (120) days following the Closing Date or (B) (1) if such Registration Statement is on Form F-10 (or any other form available under the MJDS), five (5) days after the date that the Company obtains from the OSC a final receipt (the “OSC Final Receipt”) in respect of the Prospectus contained in such Registration Statement, whereupon under the rules of the MJDS, the effectiveness of such Registration Statement may be accelerated, or (2) if such Registration Statement is on any other available non-MJDS form of the Commission, five (5) days after the date that the Company is notified (orally or in writing, whichever is earlier) by the Commission (the “SEC Notification”) that such Registration Statement will not be “reviewed,” or not be subject to further review and the effectiveness of such Registration Statement may be accelerated, provided that in the case of either (1) or (2), if the Registration Statement is a Shelf Registration Statement, then the Company shall have five (5) days following the date of the OSC Final Receipt or SEC Notification to file the Prospectus Supplement (the earlier of (A) or (B), the “Effectiveness Deadline”). The Company shall notify the Holders by e-mail as promptly as practicable, and in any event, within twenty four (24) hours, after any Registration Statement is declared effective (and if applicable, the Prospectus Supplement is filed) and shall simultaneously provide the Holders with copies of any related Prospectus to be used in connection with the sale or other disposition of the securities covered thereby.

(d) For not more than forty five (45) consecutive days or for a total of not more than ninety (90) days in any twelve (12) month period, the Company may suspend the use of any Prospectus included in any Registration Statement contemplated by this Section 2 in the event that the Company determines in good faith that such suspension is necessary to (i) delay the disclosure of material non-public information concerning the Company, the disclosure of which at the time is not, in the good faith opinion of the Company, in the best interests of the Company or (ii) amend or supplement the affected Registration Statement or the related Prospectus so that such Registration Statement or Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the case of the Prospectus in light of the circumstances under which they were made, not misleading (an “Allowed Delay”); provided, that the Company shall promptly (and no later than one (1) Business Day after the occurrence of the event causing the Allowed Delay) (A) notify each Holder in writing of the commencement of an Allowed Delay, but shall not (without the prior written consent of an Holder) disclose to such Holder any material non-public information giving rise to an Allowed Delay, (B) advise the Holders in writing to cease all sales under the Registration Statement until the end of the Allowed Delay, and (C) use commercially reasonable efforts to terminate an Allowed Delay as promptly as practicable.

(e) If (i) the Initial Registration Statement is not filed on or prior to the Filing Deadline, (ii) such Registration Statement is not declared effective by the Commission by the Effectiveness Deadline, (iii) the Company fails to comply with the requirements of Section 3(i) at any time after the 90th day after the Closing Date, or (iv) after a Registration Statement is declared effective by the Commission and if applicable, the Prospectus Supplement is filed, other than for an Allowed Delay, (A) such Registration Statement ceases for any reason (including, without limitation, by reason of a stop order or the Company’s failure to update the Registration Statement) to remain continuously effective as to all Registrable Securities included in such Registration Statement and if applicable, Prospectus Supplement or (B) the Holders are not permitted to utilize the Prospectus therein to resell such Registrable Securities for any reason (other than due to a change in the “Plan of Distribution” or the inaccuracy of any information regarding the Holders), in each case, for more than an aggregate of forty five (45) consecutive calendar days or ninety (90) calendar days (which need not be consecutive days) during any 12-month period (other than as a result of a breach of this Agreement by a Holder or a Holder’s failure to provide information under Section 4(a)) (any such failure or breach in clauses (i) through (iv) above being referred to as an “Event,” and, for purposes of clauses (i), (ii) or (iii), the date on which such Event occurs, or for purposes of clause (iv), the date on which such 45 or 90 calendar day period is exceeded, being referred to as an “Event Date”), then in addition to any other rights the Holders may have hereunder or under applicable law: (1) within five (5) Business Days after an Event Date relating to a failure in clause (i) only, the Company shall pay to each Holder an amount in cash, as liquidated damages and not as a penalty, equal to 0.5% of the aggregate purchase price paid by such Holder pursuant to the Purchase Agreement for any Registrable Securities held by such Holder on such Event Date; and (2) on each monthly anniversary following any Event Date until the earlier of (A) the applicable Event is cured or (B) the Registrable Securities cease to be “Registrable Securities” within the meaning of this Agreement, the Company shall pay to each Holder an amount in cash, as liquidated damages and not as a penalty, equal to 0.5% of the aggregate purchase price paid by such Holder pursuant to the Purchase Agreement for any unregistered Registrable Securities then held by such Holder. The amounts payable pursuant to the foregoing clauses (1) and (2) are referred to collectively as “Liquidated Damages.” The parties agree that, notwithstanding anything to the contrary herein or in the Purchase Agreement, no Liquidated Damages shall be payable with respect to any period after the expiration of the Effectiveness Period and in no event shall the aggregate amount of Liquidated Damages payable to a Holder exceed, in the aggregate, 5% of the aggregate purchase price paid by such Holder pursuant to the Purchase Agreement. Notwithstanding the foregoing, nothing shall preclude any Holder from pursuing or obtaining any available remedies at law, specific performance or other equitable relief in accordance with applicable law. The Effectiveness Deadline for a Registration Statement and if applicable, Prospectus Supplement, shall be extended without default or Liquidated Damages hereunder in the event that the Company’s failure to obtain the effectiveness of the Registration Statement on a timely basis results from the failure of a Holder to timely provide the Company with information required by Section 4(a) hereof or otherwise requested by the Company and necessary to complete the Registration Statement and if applicable, Prospectus Supplement, in accordance with the requirements of the Securities Act and applicable Canadian rules and regulations.

3. Company Obligations. The Company will use commercially reasonable efforts to effect the registration of the Registrable Securities in accordance with the terms hereof, and pursuant thereto the Company will, as expeditiously as possible:

(a) use commercially reasonable efforts to cause such Registration Statement to become effective and if applicable, file a Prospectus Supplement, prior to the Effectiveness Deadline, and to cause such Registration Statement to remain continuously effective for a period that will terminate upon the earlier of (i) the date on which all Registrable Securities covered by such Registration Statement and, if applicable, Prospectus Supplement, as amended from time to time, have been sold, or (ii) the date on which all Registrable Securities covered by such Registration Statement and, if applicable, Prospectus Supplement, shall cease to be “Registrable Securities” within the meaning of this Agreement (the “Effectiveness Period”) and advise each Holder in writing when the Effectiveness Period has expired as to their respective Registrable Securities;

(b) prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement and the Prospectus as may be necessary to keep the Registration Statement effective for the Effectiveness Period and to comply with the provisions of the Securities Act and the Exchange Act with respect to the distribution of all of the Registrable Securities covered thereby and if applicable, the Prospectus Supplement;

(c) provide to the Holders for review copies of each Registration Statement and all amendments and supplements thereto (including if applicable, the Prospectus Supplement) no fewer than seven (7) days prior to their filing with the Commission and not file any document to which a Holder reasonably objects; provided, however, that the Company shall not be required to provide in advance to Holders any periodic or current reports to be filed under the Exchange Act and available at www.sec.gov, regardless of whether such reports would be deemed a post-effective amendment to the Registration Statement;

(d) use commercially reasonable efforts to (i) prevent the issuance of any stop order or other suspension of effectiveness by the Commission and, (ii) if such order is issued, obtain the withdrawal of any such order at the earliest possible moment;

(e) prior to any public offering of Registrable Securities, use commercially reasonable efforts to register or qualify or cooperate with the Holders in connection with the registration or qualification of such Registrable Securities for offer and sale under the securities or blue sky laws of such U.S. jurisdictions reasonably requested by the Holders and do any and all other commercially reasonable acts or things necessary or advisable to enable the distribution in such U.S. jurisdictions of the Registrable Securities covered by the Registration Statement; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to (i) qualify to do business in any U.S. jurisdiction where it would not otherwise be required to qualify but for this Section 3(e), (ii) subject itself to general taxation in any jurisdiction where it would not otherwise be so subject but for this Section 3(e), or (iii) file a general consent to service of process in any such jurisdiction;

(f) use commercially reasonable efforts to cause all Registrable Securities covered by a Registration Statement and, if applicable, Prospectus Supplement, to be listed on each securities exchange, interdealer quotation system or other market on which similar securities issued by the Company are then listed;

(g) promptly, and no later than two (2) business days following the occurrence of the specified event, notify the Holders, at any time prior to the end of the Effectiveness Period, upon discovery that, or upon the happening of any event as a result of which, the Prospectus includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing, but shall not (without the prior written consent of an Holder) disclose to such Holder any material non-public information giving rise to such event, and promptly prepare, file with the Commission and furnish to such holder a supplement to or an amendment of such Prospectus (or any filing with the Commission that may be deemed incorporated by reference therein) as may be necessary so that such Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing;

(h) otherwise use commercially reasonable efforts to comply with all applicable rules and regulations of the Commission under the Securities Act and the Exchange Act, including, without limitation, Rule 172 under the Securities Act, file any final Prospectus or Prospectus Supplement, including any supplement or amendment thereof, required to be filed with the Commission pursuant to Rule 424 under the Securities Act or General Instruction II.L of Form F-10, as applicable, promptly inform the Holders in writing if, at any time during the Effectiveness Period, the Company does not satisfy the conditions specified in Rule 172 and, as a result thereof, the Holders are required to deliver a Prospectus in connection with any disposition of Registrable Securities and take such other actions as may be reasonably necessary to facilitate the registration of the Registrable Securities hereunder; and, beginning after the effective date of each Registration Statement, make available to its security holders, as soon as reasonably practicable, but not later than the Availability Date (as defined below), an earnings statement covering a period of at least twelve (12) months, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act, including Rule 158 promulgated thereunder (for the purpose of this Section 3(h), “Availability Date” means the 45th day following the end of the fourth fiscal quarter of the fiscal year that includes the effective date of such Registration Statement, except that, if such fourth fiscal quarter is the last quarter of the Company’s fiscal year, “Availability Date” means the 90th day after the end of such fourth fiscal quarter), it being understood that the Company’s SEC Reports (as defined in the Purchase Agreement) shall satisfy this obligation; and

(i) with a view to making available to the Holders the benefits of Rule 144 (or its successor rule) and any other rule or regulation of the Commission that may at any time permit the Holders to sell shares of the Registrable Securities to the public without registration, the Company covenants and agrees to: (i) make and keep public information available, as those terms are understood and defined in Rule 144, until such date as all of the Registrable Securities shall have been resold pursuant to a Registration Statement, Rule 144 or otherwise in a transaction in which the transferee receives freely tradable shares; (ii) file with the Commission in a timely manner all reports and other documents required of the Company under the Exchange Act; and (iii) furnish to each Holder upon request, as long as such Holder owns any Registrable Securities, (A) a written statement by the Company that it has complied with the reporting requirements of the Exchange Act and (B) such other information as may be reasonably requested in order to avail the Holder of any rule or regulation of the Commission that permits the selling of any such Registrable Securities without registration.

4. Obligations of the Holders.

(a) Each Holder shall furnish in writing to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of the Registrable Securities held by it if substantially different from Exhibit A, as shall be reasonably required to effect the registration of such Registrable Securities and shall execute such documents in connection with such registration as the Company may reasonably request. At least five (5) business days prior to the first anticipated filing date of any Registration Statement (or in the case of a Shelf Registration Statement, prior to the anticipated filing date of the Prospectus Supplement), the Company shall notify each Holder of the information the Company requires from the Holder to have any of its Registrable Securities included in the Registration Statement and if applicable, Prospectus Supplement. A Holder shall provide the information to the Company at least three (3) business days prior to the first anticipated filing date of such Registration Statement or Prospectus Supplement, as applicable, if the Holder elects to have any of the Registrable Securities included in such Registration Statement or Prospectus Supplement. In the event that a Holder does not provide such information on a timely basis, the Company shall provide prompt written notice to the Holder that the Registrable Securities attributable to that Holder will be excluded from the Registration Statement or Prospectus Supplement, as applicable, unless the Holder provides the required information within one (1) business day after its receipt of such notice. If the Holder does not provide the required information to the Company by the end of the next business day after its receipt of such notice, the Company shall have the right to exclude the Registrable Securities attributable to that Holder from the Registration Statement or Prospectus Supplement, as applicable, and the Holder shall not be entitled to receive any liquidated damages pursuant to the provisions of this Agreement with respect to such Registration Statement.

(b) Each Holder, by its acceptance of the Registrable Securities, agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of a Registration Statement and if applicable, Prospectus Supplement, as contemplated hereunder, unless the Holder has notified the Company in writing of its election to exclude all of its Registrable Securities from such Registration Statement and, if applicable, Prospectus Supplement.

(c) Each Holder agrees that, upon receipt of any notice from the Company of either (i) the commencement of an Allowed Delay pursuant to Section 2(d) or (ii) the happening of an event pursuant to Section 3(g), the Holder will immediately discontinue disposition of Registrable Securities pursuant to the Registration Statement and, if applicable, Prospectus Supplement that covers such Registrable Securities, until the Holder is advised by the Company that such dispositions may again be made.

5. Indemnification.

(a) Indemnification by the Company. The Company will indemnify and hold harmless each Holder and its respective officers, directors, members, managers, partners, trustees, employees and agents and other representatives, successors and assigns, and each other person, if any, who controls such Holder within the meaning of the Securities Act, against any losses, claims, damages or liabilities, joint or several, to which they may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon: (i) any untrue statement or alleged untrue statement or omission or alleged omission of any material fact contained in any Registration Statement, any Prospectus, or any amendment or supplement thereof; (ii) any blue sky application or other document executed by the Company specifically for that purpose or based upon written information furnished by the Company filed in any state or other jurisdiction in order to qualify any or all of the Registrable Securities under the securities laws thereof (any such application, document or information herein called a “Blue Sky Application”); (iii) the omission or alleged omission to state in a Blue Sky Application a material fact required to be stated therein or necessary to make the statements therein not misleading; (iv) any violation by the Company or its agents of any rule or regulation promulgated under the Securities Act applicable to the Company or its agents and relating to action or inaction required of the Company in connection with such registration; or (v) any failure to register or qualify the Registrable Securities included in any such Registration Statement and, if applicable, Prospectus Supplement, in any state where the Company or its agents has affirmatively undertaken or agreed in writing that the Company will undertake such registration or qualification on a Holder’s behalf and will reimburse such Holder, and each such officer, director, shareholder or member and each such controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case if and to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished by the Holder or any such controlling person in writing to the Company specifically for use in such Registration Statement or Prospectus or amendment or supplement thereto.

(b) Indemnification by the Holders. Each Holder agrees, severally but not jointly, to indemnify and hold harmless, to the fullest extent permitted by law, the Company, its directors, officers, employees, stockholders and each person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expense (including reasonable attorney fees) resulting from any untrue statement of a material fact or any omission of a material fact required to be stated in the Registration Statement or Prospectus or amendment or supplement thereto or necessary to make the statements therein not misleading, to the extent, but only to the extent that such untrue statement or omission is contained in any information furnished in writing by the Holder to the Company specifically for inclusion in such Registration Statement or Prospectus or amendment or supplement thereto. In no event shall the liability of a Holder be greater in amount than the dollar amount of the proceeds (net of all expenses paid by the Holder in connection with any claim relating to this Section 5 and the amount of any damages the Holder has otherwise been required to pay by reason of such untrue statement or omission) received by the Holder upon the sale of the Registrable Securities included in the Registration Statement and, if applicable, Prospectus Supplement, giving rise to such indemnification obligation.

(c) Conduct of Indemnification Proceedings. Any person entitled to indemnification hereunder shall (i) give prompt notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided that any person entitled to indemnification hereunder shall have the right to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such person unless (A) the indemnifying party has agreed to pay such fees or expenses, (B) the indemnifying party shall have failed to assume the defense of such claim and employ counsel reasonably satisfactory to such person or (C) in the reasonable judgment of any such person, based upon written advice of its counsel, a conflict of interest exists between such person and the indemnifying party with respect to such claims (in which case, if the person notifies the indemnifying party in writing that such person elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such person); and provided, further, that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations hereunder, except to the extent that such failure to give notice shall materially and adversely affect the indemnifying party in the defense of any such claim or litigation. It is understood that the indemnifying party shall not, in connection with any proceeding in the same jurisdiction, be liable for fees or expenses of more than one separate firm of attorneys at any time for all such indemnified parties. No indemnifying party will, except with the consent of the indemnified party, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such claim or litigation. The indemnifying party shall not be liable hereunder for any settlements entered into by an indemnified party without the indemnifying party’s prior written consent, which shall not be unreasonably withheld, conditioned or delayed.

(d) Contribution. If for any reason the indemnification provided for in the preceding paragraphs (a) and (b) is unavailable to an indemnified party or insufficient to hold it harmless, other than as expressly specified therein, then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative fault of the indemnified party and the indemnifying party, as well as any other relevant equitable considerations. No person guilty of fraudulent misrepresentation within the meaning of Section 11(f) of the Securities Act shall be entitled to contribution from any person not guilty of such fraudulent misrepresentation. In no event shall the contribution obligation of a holder of Registrable Securities be greater in amount than the dollar amount of the proceeds (net of all expenses paid by such holder in connection with any claim relating to this Section 5 and the amount of any damages such holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission) received by it upon the sale of the Registrable Securities giving rise to such contribution obligation.

6. Miscellaneous.

(a) Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Required Holders.

(b) Notices. All notices and other communications provided for or permitted hereunder shall be made as set forth in the Purchase Agreement.

(c) Assignments and Transfers by Holders. The provisions of this Agreement shall be binding upon and inure to the benefit of the Holders and their respective successors and assigns. A Holder may transfer or assign, in whole or from time to time in part, to one or more Persons its rights hereunder in connection with the transfer of Registrable Securities by the Holder to such person, provided that the Holder complies with all laws applicable thereto and provides written notice of assignment to the Company promptly after such assignment is effected.

(d) Assignments and Transfers by the Company. This Agreement may not be assigned by the Company (whether by operation of law or otherwise) without the prior written consent of the Required Holders; provided, however, that in the event that the Company is a party to a Fundamental Transaction in which the Common Shares are converted into the equity securities of another Person, from and after the effective time of such transaction, such Person shall, by virtue of such transaction, be deemed to have assumed the obligations of the Company hereunder. The term “Company” shall be deemed to refer to such Person and the term “Registrable Securities” shall be deemed to include the securities received by the Holders in connection with such transaction unless such securities are otherwise freely tradable by the Holders after giving effect to such transaction.

(e) Benefits of the Agreement. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(f) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g. DocuSign) or other transmission method and any counterpart so delivered shall be deemed to have been validly delivered and be valid and effective for all purposes.

(g) Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

(h) Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof but shall be interpreted as if it were written so as to be enforceable to the maximum extent permitted by applicable law, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by applicable law, the parties hereby waive any provision of law which renders any provisions hereof prohibited or unenforceable in any respect.

(i) Further Assurances. The parties shall execute and deliver all such further instruments and documents and take all such other actions as may reasonably be required to carry out the transactions contemplated hereby and to evidence the fulfillment of the agreements herein contained.

(j) Entire Agreement. This Agreement is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

(k) Governing Law; Consent to Jurisdiction; Waiver of Jury Trial. This Agreement shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Agreement shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. In the event that any provision of this Agreement is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Agreement. Nothing contained herein shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company’s obligations to the Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court ruling in favor of the Holder. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

[SIGNATURES ON THE FOLLOWING PAGES]

IN WITNESS WHEREOF, the parties have executed this Agreement or caused their duly authorized officers to execute this Agreement as of the date first above written.

COMPANY:

FIRSTSERVICE CORPORATION

By:	/s/ Jeremy Rakusin
Name:	Jeremy Rakusin
Title:	Chief Financial Officer

PURCHASER:

DURABLE CAPITAL MASTER FUND LP

By:	Durable Capital Partners LP, as investment manager

By:	/s/ Michael Blandino
Name:	Michael Blandino
Title:	Authorized Representative

[Signature Page to Registration Rights Agreement]

Exhibit A

Plan of Distribution

We are registering the Common Shares issued to the selling stockholders to permit the resale of the Common Shares the holders of such shares from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the Common Shares. We will bear all fees and expenses incident to our obligation to register the Common Shares.

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling Common Shares or interests in Common Shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their Common Shares or interests in Common Shares on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the Commission;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted by applicable law.

A-1

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the Common Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Common Shares, from time to time, under this prospectus, or under an amendment to this prospectus under applicable provisions of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the Common Shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our Common Shares or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Common Shares in the course of hedging the positions they assume. The selling stockholders may also sell shares of our Common Shares short and deliver these securities to close out their short positions, or loan or pledge the Common Shares to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the Common Shares offered by them will be the purchase price of the Common Shares less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of Common Shares to be made directly or through agents.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the Common Shares or interests therein may be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the Common Shares to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

A-2

In order to comply with the securities laws of some states, if applicable, the Common Shares may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the Common Shares may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of or (2) the date on which all of the shares may be sold without restriction pursuant to Rule 144 of the Securities Act.

A-3